VIA FACSIMILE AND U.S. MAIL
July 25, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 000-16509
Dear Mr. Rosenberg:
This letter is to acknowledge receipt of your letter of July 19 regarding your review of the above-referenced filing and request for additional information and explanation.
We are currently in discussions with our auditors and hope to have a response by the end of next week, August 4. In the event we are not in a position to respond by that time, we will update you on our progress.
Sincerely,

Mark A. Oliver
President